Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

The following are primary subsidiaries of Better For You Wellness, Inc. as of June 15, 2022 and the states or jurisdictions in which they are organized. Each subsidiary named below constitutes a “significant subsidiary”, as that term is defined in Rule 1-02(w) of Regulation S-X under the Securities Exchange Act of 1934, as amended.

Name of Subsidiary	Jurisdiction of Organization
Glow Market, LLC	State of Ohio
Mango Moi, LLC	State of Illinois